SECUI MISSION

06005255

ANN ORT

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASHINGTON, D.C. 209 SECTION

SEC FILE NUMBER
8- 47565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Matrix Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 17th Street, Suite 1000
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin C. Hirsh 303.595.9898
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7555 S. Hampden Blvd., Suite. 510 (Address) Denver (City) CO (State) 80210 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 02 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/1/06

OATH OR AFFIRMATION

I, Benjamin C. Hirsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Matrix Investment Services Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Financial & Operations Principal
Title

Notary Public
My commission expires: 12/15/08

NOTARY PUBLIC
DENISE R. SABA
STATE OF COLORADO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Financial Report

December 31, 2005

McGladrey & Pullen

Certified Public Accountants

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First Matrix Investment Services Corporation
Denver, Colorado

We have audited the accompanying statement of financial condition of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the year ended December 31, 2004 were audited by other auditors whose report dated February 24, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Matrix Investment Services Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Denver, Colorado
February 24, 2006

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Financial Condition
December 31, 2005 and 2004

		2005		2004
ASSETS				
Cash and cash equivalents	$	1,334,299	$	1,355,208
Restricted cash maintained at clearing organization		100,000		100,000
Accounts receivable due from Parent and affiliated companies		59,183		354,391
Commissions receivable and other accounts receivable		49,106		2,331
Furniture and equipment, net		14,749		21,169
Prepaid expenses and other assets		30,422		22,487
Income taxes receivable from affiliated company and deferred taxes		33,901		8,647
Total assets	$	1,621,660	$	1,864,233
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Compensation payable and other liabilities	$	32,433	$	118,563
Accounts payable due to Parent and affiliated company		16,264		97,265
Accrued income taxes due to affiliated company		-		82,386
Accrued expenses		51,297		89,007
Total current liabilities		99,994		387,221
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)				
STOCKHOLDER'S EQUITY				
Common stock, $1 par value, authorized 1,000,000 shares; issued and outstanding 1,000 shares		1,000		1,000
Additional paid-in capital		1,076,000		1,076,000
Retained earnings		444,666		400,012
		1,521,666		1,477,012
	$	1,621,660	$	1,864,233

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Income
Years Ended December 31, 2005 and 2004

		2005		2004
Revenue:				
Related party brokerage revenue	$	1,339,159	$	2,933,660
Sale of investment company shares		45,854		295,496
Securities and loan commissions		437,766		660,690
Interest and other income		28,954		189,677
Total revenue		1,851,733		4,079,523
Operating expenses:				
Compensation and employee benefits		1,114,243		2,736,922
Commissions and clearance fees paid to other broker-dealers		67,272		161,097
Communications		51,358		67,638
Occupancy and equipment		133,003		233,968
Regulatory fees		10,631		15,476
Other		413,699		781,358
Total expenses		1,790,206		3,996,459
Income before income taxes		61,527		83,064
Income taxes		16,873		29,448
Net income	$	44,654	$	53,616

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Changes in Stockholder's Equity
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2003	$ 1,000	$ 1,076,000	$ 346,396	$ 1,423,396
Net income	-	-	53,616	53,616
Balances, December 31, 2004	1,000	1,076,000	400,012	1,477,012
Net income	-	-	44,654	44,654
Balances, December 31, 2005	**$ 1,000**	**$ 1,076,000**	**$ 444,666**	**$ 1,521,666**

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 44,654	$ 53,616
Adjustments to reconcile net income to net cash (used in) operating activities:		
Depreciation expense	13,793	38,544
Loss on disposal of furniture and equipment	-	415
Change in operating assets and liabilities:		
Accounts receivable due from Parent and affiliated companies	295,208	92,307
Commissions receivable and other accounts receivable	(46,775)	234,206
Prepaid expenses and other assets	(7,935)	5,079
Income taxes due from affiliated company and deferred taxes	(25,254)	(7,103)
Commissions payable and other liabilities	(86,130)	(14,093)
Accounts payable due to Parent and affiliated company	(81,001)	(186,348)
Accrued income taxes due to affiliated company	(82,386)	24,051
Accrued expenses	(37,710)	(476,439)
Net cash (used in) operating activities	(13,536)	(235,765)
CASH FLOWS FROM INVESTING ACTIVITIES, net purchases of furniture and equipment	(7,373)	(9,462)
(Decrease) in cash and cash equivalents	(20,909)	(245,227)
CASH AND CASH EQUIVALENTS		
Beginning of year	1,355,208	1,600,435
End of year	$ 1,334,299	$ 1,355,208
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash paid during the year for income taxes	$ 124,513	$ 12,500

See Notes to Financial Statements.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Notes to Financial Statements

Note 1. Organization

On February 5, 1997, Matrix Bancorp, Inc. (Matrix), a thrift holding company, completed the acquisition of the Vintage Group, Inc. (Vintage) with the issuance of 779,592 shares of Matrix's common stock, which was accounted for as a pooling of interests. First Matrix Investment Services Corporation (the Company) was a wholly owned subsidiary of Vintage-Delaware Holdings, Inc., until October 31, 2001 when the Company contributed 100% of its outstanding stock to Matrix Bancorp Trading, Inc. (Parent), a wholly owned subsidiary of Matrix. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company has offices in Denver, Colorado and Memphis, Tennessee.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements include the accounts of the Company and its operating offices and have been prepared on the accrual basis of accounting.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets ranging from two to five years.

Revenue recognition: Related-party brokerage revenue, which represents brokerage fees from the purchase and sale of guaranteed portions of SBA loans and purchase and sale of SBA pooled securities-on behalf of an affiliate, Matrix Capital Bank, is recorded on a trade-date basis as transactions are executed.

Revenues from the sale of investment company shares, which represent fees from sales of mutual funds directed by clients, and securities and loan commissions revenues and expenses are recorded on a trade-date basis as securities transactions are executed.

Income taxes: Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and the tax basis of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company's results of operations are included in the consolidated federal and state income tax returns of Matrix. The Company is charged or receives the benefit for the taxes applicable to its profits or losses calculated on the basis of filing separate income tax returns.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Accounting estimates and assumptions: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification: The Company has reclassified certain prior year balances to confirm to the current year presentation.

Note 3. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2005, the Company had net capital of $1,334,305, which was $1,327,639 in excess of its required net capital of $6,666. The Company's aggregate indebtedness to net capital ratio was .07-to-1 at December 31, 2005. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1.

Note 5. Related-Party Transactions

On October 1, 2001 and as subsequently amended, the Company, along with its Parent, entered into a Small Business Administration (SBA) Loan Brokerage Agreement (the Agreement) with Matrix Capital Bank, an affiliated company. Under the Agreement, the Company provides certain loan brokerage services to Matrix Capital Bank relating to the purchase, pooling, and sale of SBA loans and securities. Related party brokerage revenue for the years ended December 31, 2005 and 2004 of $1,339,159 and $2,933,660, respectively, represents fees generated under the Agreement. Additionally, accounts receivable due from Parent and affiliated companies at December 31, 2005 and 2004 of $59,183 and $354,391, respectively, relates to the purchase, pooling, and sale of SBA loans and securities on behalf of Matrix Capital Bank.

Various administrative services are provided by Matrix. Certain expenses allocated to the Company by Matrix based on estimated usage of shared services were $71,845 and $56,035 for the years ended December 31, 2005 and 2004, respectively, which is part of other expenses in the statements of income. Accounts payable due to Parent and affiliated company at December 31, 2005 and 2004 of $16,264 and $97,265, respectively, is for various operating expenses initially paid by Matrix or the Parent on behalf of the Company.

Note 6. Furniture and Equipment

At December 31, 2005 and 2004, the Company's furniture and equipment consisted of the following:

	2005	2004
Furniture and fixtures	$ 34,045	$ 34,045
Equipment	39,368	37,664
Computer hardware	87,211	81,542
	160,624	153,251
Less accumulated depreciation	145,875	132,082
	$ 14,749	$ 21,169

During 2004, the Company disposed of furniture and equipment totaling $1,917 and related accumulated depreciation of $1,502. The loss on disposal of $415 is included in other expenses for the year ended December 31, 2004.

Note 7. Operating Leases

The Company leases office space and certain equipment under noncancelable operating leases. Annual amounts due under the office and equipment leases are as follows:

Year ending December 31:	
2006	$ 116,492
2007	62,826
2008	5,236
	$ 184,554

Rent expense for the years ended December 31, 2005 and 2004 totaled $93,643 and $161,266, respectively, and is included in occupancy and equipment expense. Included in rent expense for 2005 and 2004 was $58,236 and $60,986, respectively, related to office space leased from Matrix Tower Holdings, LLC, a wholly owned subsidiary of Matrix Capital Bank, an affiliate. For the year ended December 31, 2005, this expense is net of certain sublease payments received from parent and Matrix Capital Bank, totaling $30,642. Included in rent expense for the year ended December 31, 2004 was $49,849, respectively, related to office space leased from LPMV Realty Partners I, L.P., in which a former officer of the Company was a limited partner. Included in the rent expense for LPMV Realty Partners I, L.P. is $20,990 to buy out the lease due to the closing of the Fort Worth office.

Note 8. Defined Contribution Plan

The Company has a 401(k) defined contribution plan (Plan) through Matrix covering all employees who have elected to participate in the Plan. Each participant may make pretax contributions to the Plan up to 25% of such participant's earnings with a maximum of $14,000 and $13,000 in 2005 and 2004, respectively. The Company makes a matching contribution of 50% of the first 6% of the participant's total contribution. Matching contributions made by the Company vest over five years. The Company contributed $17,378 and $42,562 for the years ended December 31, 2005 and 2004, respectively, which is included in compensation, and employee benefits expense in the statements of income.

Note 9. Income Taxes

For the years ended December 31, 2005 and 2004, the income tax expense varied from the amount computed at the statutory federal rate of 35%. Income taxes are as follows:

	2005	2004
Federal tax at statutory rates	$ **21,534**	$ 29,072
Surtax exemption	**(11,153)**	(12,581)
Net effect of permanent differences	**4,749**	7,219
State income taxes, net of federal benefit	**2,685**	3,942
Other	**(942)**	1,796
	$ **16,873**	$ 29,448

The income tax expense for the years ended December 31, 2005 and 2004 consisted of $12,743 and $23,384, of federal income tax, respectively, and $4,130 and $6,064 of state taxes, respectively.

Deferred tax assets for the years ended December 31, 2005 and 2004 consisted of $10,043 and $8,647, respectively, and consist mainly of depreciation differences.

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Computation of Net Capital Under Rule 15c3-1
December 31, 2005

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	1,521,666
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment, net		14,749
Prepaid expenses and other assets		112,129
Unsecured accounts receivable		1,300
Accounts receivable from Parent and affiliated companies		59,183
Total nonallowable assets		187,361
Net capital	$	1,334,305
Aggregate indebtedness:		
Items included in statement of financial condition:		
Commissions payable and other liabilities	$	32,433
Accounts payable due to Parent and affiliated company		16,264
Accrued expenses		51,297
Total aggregate indebtedness	$	99,994
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	6,666
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement (greater of above two minimum requirement amounts)		6,666
Net capital in excess of required minimum		1,327,639
Ratio: Aggregate indebtedness to net capital		0.07 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	1,334,305
Adjustment to nonallowable assets		6,442
Adjustment to income taxes		(6,442)
Net capital after adjustments	$	1,334,305

First Matrix Investment Services Corporation
(A Wholly Owned Subsidiary of Matrix Bancorp, Inc.)

Statement Regarding Rule 15c3-3
December 31, 2005

Computation For Determination Of Reserve Requirements

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Information Relating To Possession Or Control

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

The Board of Directors
First Matrix Investment Services Corporation

In planning and performing our audit of the financial statements and supplemental schedules of First Matrix Investment Services Corporation (the Company), a wholly owned subsidiary of Matrix Bancorp, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, the Company's management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Denver, Colorado
February 24, 2006